[WFAM Letterhead]

January 19, 2016

Jeff Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Wells Fargo Funds Trust, File Nos. 333-208616 and 811-09253 (the “Registrant”)

Dear Mr. Foor:

On behalf of the Registrant, I am sending a response to oral comments delivered by yourself on January 15, 2016 to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on December 18, 2015, accession no. 0001081400-15-001109, relating to the acquisition of the assets of the Golden Large Cap Core Fund and the Golden Small Cap Core Fund (the “Target Funds”) by the Wells Fargo Large Cap Core Fund and the Wells Fargo Small Cap Core Fund, respectively (the “Acquiring Funds”).

Please note the following responses to your comments (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Registration Statement):

Prospectus/Proxy Statement Comments:

Comment 1:   You requested that we confirm that the current prospectus for the Wells Fargo Large Cap Core Fund will be included in the delivery to shareholders of the prospectus/proxy statement.

Response 1:    We confirm that the prospectus will be included.

Comment 2:   You noted that the third row of the average annual total return table for the Golden Large Cap Core Fund is missing a caption.

Response 2:    We have added the caption “Institutional Class (after taxes on distributions)” to the table.

Comment 3:   In the “Merger Summary” section for each Merger, you requested that we combine each of the Shareholder Fees and Annual Fund Operating Expenses tables of the applicable Target Fund, Acquiring Fund and Pro Forma into a single table.

Response 3:    We have made the requested change for each Merger pair.

Comment 4:   You requested that we confirm whether or not the fee waiver described in the footnote to each Acquiring Fund’s Annual Fund Operating Expenses table is subject to recoupment by the Acquiring Fund’s investment manager.

Response 4:    Each Acquiring Fund’s fee waiver is not subject to recoupment by the investment manager.

Comment 5:   You requested that we include the disclosure relating to the Target Funds’ unified fee structure that is found in the section entitled “Management of the Funds - Investment Management and Sub-Advisory Fees” in the “Merger Summary” section for each Merger.

Response 5:    We have added the disclosure as requested.

Comment 6:   You requested that we confirm that the “Board Considerations” discussion includes all benefits to Funds Management and Golden Capital that were considered by the Board in approving the Mergers.

Response 6:    We confirm that the “Board Considerations” language includes all benefits to Funds Management and Golden Capital that were considered by the Board.

Comment 7:   You requested that we include an auditor’s consent for the Target Funds in an N-14/A filing.

Response 7:    The Registrant has made an N-14/A filing on January 19, 2016 that includes auditor’s consents for both the Target and Acquiring Funds.

Comment 8:   You requested that we please include the missing information regarding unrealized gains of the Golden Large Cap Core Fund in the section entitled “Merger Summary – Tax Information”.

Response 8:    We have added the missing information as requested

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The N-14/A filing that was made on January 19, 2016 incorporate the responses to your comments described above. Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.